Confidential Treatment Requested by Curbline Properties Corp.

Pursuant to 17 C.F.R. Section 200.83

Amendment No. 1 to Draft Registration Statement, as confidentially submitted to the Securities and Exchange Commission on August 16, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

CURBLINE PROPERTIES CORP.

(Exact name of registrant as specified in its charter)

Maryland	93-4224532
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

320 Park Avenue	10022
New York, New York (Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:

(216) 755-5500

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer; a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Confidential Treatment Requested by Curbline Properties Corp.

Pursuant to 17 C.F.R. Section 200.83

CURBLINE PROPERTIES CORP.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Certain information required to be included in this Form 10 is incorporated by reference to specifically-identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated herein by reference.

Item 1. Business.

The information required by this item is contained under the sections of the information statement entitled “Summary,” “Risk Factors,” “Forward-Looking Statements,” “The Company’s Separation from SITE Centers,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.

Item 1A. Risk Factors.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors” and “Forward-Looking Statements.” Those sections are incorporated herein by reference.

Item 2. Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Summary—Summary Selected Financial Information,” “Unaudited Pro Forma Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.

Item 3. Properties.

The information required by this item is contained under the section of the information statement entitled “Business—The Company’s Properties.” That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Principal Stockholders.” That section is incorporated herein by reference.

Item 5. Directors and Executive Officers.

The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.

Item 6. Executive Compensation.

The information required by this item is contained under the section of the information statement entitled “Executive and Director Compensation.” That section is incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “Management,” “The Company’s Relationship and Agreements with SITE Centers” and “Certain Relationships and Related Transactions.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by Curbline Properties Corp.

Pursuant to 17 C.F.R. Section 200.83

Item 8. Legal Proceedings.

The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “Summary,” “The Company’s Separation from SITE Centers,” “Distribution Policy” and “Description of Securities.” Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities.

Not applicable.

Item 11. Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections of the information statement entitled “The Company’s Separation from SITE Centers” and “Description of Securities.” Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers.

The information required by this item is contained under the sections of the information statement entitled “Certain Relationships and Related Transactions—Indemnification and Limitation of Directors’ and Officers’ Liability” and “Description of Securities—Indemnification and Limitation of Directors’ and Officers’ Liability.” Those sections are incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data.

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15. Financial Statements and Exhibits.

(a) Financial Statements

The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Combined Financial Information” and “Index to Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.

Confidential Treatment Requested by Curbline Properties Corp.

Pursuant to 17 C.F.R. Section 200.83

(b) Exhibits

See below.

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

2.1*	Form of Separation and Distribution Agreement by and among SITE Centers Corp., Curbline Properties Corp., and Curbline Properties LP

3.1	Form of Articles of Amendment and Restatement of Curbline Properties Corp.

3.2	Form of Bylaws of Curbline Properties Corp.

10.1	Form of Amended and Restated Agreement of Limited Partnership of Curbline Properties LP

10.2*	Form of Shared Services Agreement by and among SITE Centers Corp., Curbline Properties Corp., and Curbline Properties LP

10.3	Form of Tax Matters Agreement by and between SITE Centers Corp., Curbline Properties Corp., and Curbline Properties LP

10.4*	Form of Employee Matters Agreement by and among SITE Centers Corp., Curbline Properties Corp., and Curbline Properties LP

10.5*†	Curbline Properties Corp. Elective Deferred Compensation Plan

10.6†	Curbline Properties Corp. 2024 Equity and Incentive Compensation Plan

10.7†	Form of Director and Officer Indemnification Agreement

10.8	Form of Waiver Agreement by and between Curbline Properties Corp. and Alexander Otto

10.9*†	Assigned Employment Agreement, dated as of September 1, 2024, by and among SITE Centers Corp., Curbline Properties Corp., Curbline TRS LLC, and David R. Lukes

10.10*†	Assigned Employment Agreement, dated as of September 1, 2024, by and among SITE Centers Corp., Curbline Properties Corp., Curbline TRS LLC, and Conor M. Fennerty

10.11*†	Assigned Employment Agreement, dated as of September 1, 2024, by and among SITE Centers Corp., Curbline Properties Corp., Curbline TRS LLC, and John Cattonar

10.12*†	Assigned Employment Agreement, dated as of September 1, 2024, by and among SITE Centers Corp., Curbline Properties Corp., Curbline TRS LLC, and Lesley H. Solomon

21.1*	List of Subsidiaries of Curbline Properties Corp.

99.1	Information Statement of Curbline Properties Corp., preliminary and subject to completion, dated August 16, 2024

*	To be filed by amendment.
†	Management contract or compensation arrangement.

Confidential Treatment Requested by Curbline Properties Corp.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Curbline Properties Corp.

By:
Name:
Title:

Date:     , 2024